K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950
T 617.261.3100 F 617.261.3175

April 16, 2021
VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: DeCarlo McLaren
Christina DiAngelo Fettig
Re:    Touchstone Funds Group Trust (the “Trust”)
File Nos. 033-70958 & 811-08104
Registration Statement on Form N-14

Dear Mr. McLaren and Ms. Fettig,
On behalf of the Trust, we submit this letter in response to comments received by telephone on April 12, 2021 from Christina DiAngelo Fettig of the accounting review staff of the Securities and Exchange Commission (the “SEC”), and on April 13, 2021, from DeCarlo McLaren of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Touchstone Credit Opportunities Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Touchstone Dynamic Diversified Income Fund (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), a series of the Touchstone Strategic Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on March 17, 2021, accession no. 0000914243-21-000063.

    For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.
Accounting Staff Comments
Comment 1 — Where appropriate in the Registration Statement, please identify the accounting and performance survivor of the Reorganization.
Response to Comment 1 — The Trust will make the requested change.

Comment 2 — Under the heading “Questions & Answers,” with respect to the question titled “Why has the Board recommended the Reorganization proposal,” please revise the disclosure to note that the fee information represents “expected” fees, and please revise to use terminology generally associated with the fee table rather than phrases such as “absolute expenses.”

Response to Comment 2 — The Trust has revised the disclosure as follows:

The Board considered information provided by Touchstone Advisors regarding potential benefits of the Reorganization, including (1) the Funds have similar investment goals and principal investment strategies, (2) the Acquiring Fund following the Reorganization ~~will~~ is expected to have lower expenses than the Target Fund relative to the Funds' respective Morningstar group categories, although ~~absolute expenses~~ the net expense ratio of the Acquiring Fund ~~will~~ is expected to be 0.17% higher than ~~those~~ that of the Target Fund; (4) the Funds have the similar share classes; (5) the Acquiring Fund has better historical performance; and (6) the Reorganization will be tax free.
Comment 3 — Under the heading “Questions & Answers,” with respect to the question titled “How do the fees and expenses of the Funds compare,” please clarify how the expected 17 basis point difference between the Target Fund and Acquiring Fund’s net expense ratios is calculated. For example, does this reference a certain share class or is the information as-of a certain date?
Response to Comment 3 — The Trust has revised the disclosure as follows:
The Funds have different advisory fee, sub-advisory fee, and expense limitation schedules that result in varying net expense ratios. Currently, each share class of the Target Fund has a lower net expense ratio than the corresponding share class of the Acquiring Fund by 0.17%, calculated as of each Fund’s respective prior fiscal year end, and the Target Fund has a lower effective advisory fee rate than the Acquiring Fund.
Comment 4 — Throughout the sections under the heading “Questions & Answers,” please compare gross expenses whenever comparing net expenses.
Response to Comment 4 — The Trust will make the requested change.
Comment 5 — Under the heading “Questions & Answers,” with respect to the question titled “How do the Funds’ investment goals and principal investment strategies compare,” we note that the Acquiring Fund engages in short selling. Please consider specifically referencing short selling as part of the comparison of the Funds’ strategies.
Response to Comment 5 — The Trust has revised the disclosure as follows:
The Funds’ principal investment strategies are similar in that each Fund emphasizes income. However, the manner in which these strategies are implemented differ in certain respects. For example, the Acquiring Fund invests in individual bonds, loans and other fixed income securities, while the Target Fund invests primarily in a group of underlying funds (primarily mutual funds and exchange-traded funds). The Acquiring Fund also engages in short selling as part of a hedging strategy whereas the Target Fund does not.

Comment 6 — Under the heading “Questions & Answers,” with respect to the question titled “Who will pay the costs of the Reorganization,” please confirm whether the Agreement and Plan of Reorganization should reflect that Touchstone Advisors will pay for the costs of the Reorganization regardless of whether the Reorganization occurs.
Response to Comment 6 — The Trust will confirm and revise the final Agreement and Plan of Reorganization to reflect this comment.
Comment 7 — Under the heading “Summary” with respect to the question titled “What are the reasons for the Reorganization”, please confirm that the disclosure related to further options in the event that the Reorganization is not approved is consistent throughout the Registration Statement.
Response to Comment 7 — The Trust has reviewed and updated the relevant disclosure for consistency throughout the Registration Statement.
Comment 8 — Please confirm supplementally that the fees presented under the heading “Summary” with respect to the question titled “How do the Funds’ fees and expenses compare” represent current fees in accordance with Item 3 of Form N-14.
Response to Comment 8 — The Trust so confirms.
Comment 9 — In the comparative fee tables included under the section heading “Summary” with respect to the question titled “How do the Funds’ fees and expenses compare”, we note that the Acquiring Fund includes a lower sales load on Class A Shares than the Target Fund. Please consider if this is appropriate to also discuss under the section heading “Questions & Answers” with respect to the question titled “How to the fees and expenses of the Funds compare”.
Response to Comment 9 — The Trust has revised its disclosure under the section heading “Questions & Answers” with respect to the question titled “How do the Funds’ fees and expenses compare” as follows:
Class A shares of the Funds are each subject to a front-end sales charge (load), and the Acquiring Fund’s sales charge is lower than the Target Fund’s sales charge. Class A and Class C shares of the Funds have the same 12b-1 fees and sales charges.  Class Y shares of the Funds are not subject to any 12b-1 fees or sales charges.
Comment 10 — In the comparative fee tables included under the section heading “Summary” with respect to the question titled “How do the Funds’ fees and expenses compare”, please confirm that the expense limitation arrangements for the Acquiring Fund will be effective for at least one year after the effective date of the Registration Statement.
Response to Comment 10 — The Trust respectfully notes that Footnote 3 describes the expense limitation agreement that is currently effective with respect to the Acquiring Fund, and this footnote is anchored only to the line items for the current fees for the Acquiring Fund. Footnote 5, which is anchored to the line items relating to the pro forma fees and expenses of the Acquiring Fund, states that the fee waiver that will be effective upon the consummation of the Reorganization will remain in effect for at least one year following the closing of the Reorganization (i.e., at least through June 4, 2022). As this date is more than one year from the effective date of the N-14 Registration Statement, the Trust respectfully declines to make any changes in response to this comment.

Comment 11 — Under the section heading “Summary” with respect to the question titled “How do the Funds’ fees and expenses compare”, the disclosure related to the Funds’ expense examples could imply that the Target Fund’s expense limitations are reflected in the expense examples and that the Acquiring Fund’s expense limitations will be in place for the first year. Please clarify to accurately describe that the Target Fund’s expense limitations are excluded from the expense examples and confirm that the Acquiring Fund’s expense limitations will be in place for the first year.
Response to Comment 11 — Consistent with the response to Comment 9 above, the Trust confirms that the Acquiring Fund’s expense limitation that will be effective upon the consummation of the Reorganization, will be in place through at least June 4, 2022. Additionally, the Trust has revised the related disclosure as follows:
The example assumes that you invest $10,000 for the time periods indicated and redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, that ~~the~~ operating expenses (before fee waivers and expense reimbursements) remain ~~as shown above~~ the same and that the contractual expense limitation agreement for the Acquiring Fund after the Reorganization (pro forma) is in place for the first year.
Comment 12 — Under the heading “Summary” with respect to the question titled “Will there be any repositioning costs,” please quantify the estimated resulting capital gains of the Reorganization in dollars and on a per share basis.
Response to Comment 12 — The Trust has revised its disclosure as follows:
After the Reorganization, it is estimated that the Acquiring Fund will sell approximately 99% of the Target Fund’s investment portfolios as of December 31, 2020. The timing of any repositioning and its resulting impact on capital gains distributions in 2021 and beyond is uncertain. The amounts per share of any capital gains distributions resulting from the repositioning will depend on a number of factors, including the proportion of portfolio holdings that are actually sold, the timing of portfolio sales, the performance of the stock market in general, the availability of offsetting capital losses and the scale of purchase and redemption activity in the Funds’ shares. The timing of portfolio sales will also be subject to market conditions existing after the closing of the Reorganization. Accordingly, the per share amounts of any capital gains distributions resulting from the repositioning cannot be estimated at this time. Touchstone Advisors publishes estimates of capital gains distributions for the Touchstone Funds on its website (https://www.touchstoneinvestments.com/resources.htm), generally in October of each year.  The Acquiring Fund will bear brokerage commissions or other transaction costs in connection with the repositioning. If such sales occurred on December 31, 2020, ~~It is estimated that such portfolio repositioning would have resulted in~~ the resulting realized capital gains estimate would be expected to be $893,000 total (or $0.06 per share) of the combined fund and the spreads and other transaction costs would be expected to total approximately $281,000 in the aggregate (0.19%, or $0.019 per share) of the combined fund, based on average transaction costs of the Acquiring Fund. ~~transaction costs of approximately $281,000, or approximately $0.019 per share or 0.19% of the combined Fund net assets if such sales occurred on December 31, 2020.~~ These transaction costs represent expenses of the Acquiring Fund that are not subject to the Fund’s expense cap and will be borne by the Acquiring Fund and indirectly borne by its shareholders (including former shareholders of the Target Fund if the Reorganization is completed). This portfolio repositioning is due to the fact that the Acquiring Fund has a different sub-advisor that utilizes a different investment strategy and process than the Target Fund. Namely, the Acquiring Fund mainly invests in a portfolio of individual debt securities, whereas the Target Fund gains market exposure almost entirely through investments in underlying funds.

Comment 13 — Under the heading “Information About the Reorganization” with respect to the section titled “Reasons for the Reorganization,” please specifically describe the Board considerations related to the Acquiring Fund’s higher management fee.
Response to Comment 13 — The Trust has revised the fourth bullet point in the above-mentioned section as follows:
•the investment advisory fee and other fees paid by the Funds, including the Acquiring Fund’s higher management fee due to the more intensive portfolio management required of managing the Acquiring Fund's investment portfolio of individual investment securities compared to the Target Fund's portfolio of underlying funds, the expense ratios of the Funds and the contractual limitations on the Funds’ expenses;
Comment 14 — Under the heading “Information About the Reorganization” with respect to the section titled “Pro Forma Capitalization,” please consider providing the information as of a more recent date. Also, please confirm the capitalization table’s formatting.
Response to Comment 14 — The Trust respectfully declines to change the date of the pro forma capitalization table as the table currently provides information as of the end of the Acquiring Fund’s most recent fiscal year. The Trust has updated the table’s formatting as appropriate.
Comment 15 — We note that the Acquiring Fund is also currently involved in another proposed fund reorganization. Under the heading “Information About the Reorganization” with respect to the section titled “Pro Forma Capitalization,” please consider referencing such other proposed reorganization.
Response to Comment 15 — The Trust has added the following footnote to the table included in the above-mentioned section:
* The Acquiring Fund is also currently involved in a separate proposed fund acquisition. If approved, the Acquiring Fund would assume the assets and liabilities of the AIG Senior Floating

Rate Fund, and the Acquiring Fund’s actual capitalization for Class A, Class C and Class Y shares at the time of the Reorganization could be different than the table above indicates.

Disclosure Staff Comments
Comment 16 — Under the heading “Questions & Answers,” with respect to the question titled “Will I have to pay any sales load, commission, or other similar fee in connection with the Reorganization,” please consider separating the first sentence into two separate sentences that reference sales loads and CDSCs, respectively.
Response to Comment 16 — The Trust will make the requested change.
Comment 17 — Under the heading “Questions & Answers,” with respect to the question titled “Will I have to pay any sales load, commission, or other similar fee in connection with the Reorganization,” please consider adding “applicable to the Acquiring Fund shares” to the end of the last sentence for clarity.
Response to Comment 17 — The Trust will make the requested change.
Comment 18 — Under the heading “Questions & Answers,” with respect to the question titled “Who will pay the costs of the Reorganization,” please confirm whether the Target Fund repositioning will occur whether or not the Reorganization is completed.
Response to Comment 18 — The Trust confirms that the Target Fund will not be repositioned unless the Reorganization occurs.
Comment 19 — Under the heading “Summary” with respect to the question titled “How do the Funds’ fees and expenses compare”, please provide the Acquiring Fund information as of December 31, 2020, or otherwise supplementally explain why the information is presented as of a less recent date.
Response to Comment 19 — The Trust respectfully notes that the Acquiring Fund information is presented as of September 30, 2020 because that is the end of the Acquiring Fund’s most recently completed fiscal year. The Trust respectfully declines to update such information to December 31, 2020, as such date does not align with the end of an Acquiring Fund fiscal period.
Comment 20 — In the comparative fee tables included under the heading “Summary” with respect to the question titled “How do the Funds’ fees and expenses compare”, please include cell lines on the tables for better readability.
Response to Comment 20 — The Trust will make the requested change.
Comment 21 — In footnote 2 to the comparative fee tables included under the heading “Summary” with respect to the question titled “How do the Funds’ fees and expenses compare”, please disclose whether the right to recoup previously waived Target Fund fees will survive the Reorganization.

Response to Comment 21 — The Trust confirms that the Target Fund’s previously waived fees will not be eligible for recoupment following the Reorganization, and has revised footnote 2 in the above-mentioned section as follows:

The terms of the contractual expense limitation agreement provide that Touchstone Advisors is entitled to recoup, subject to approval by the Board, such amounts waived or reimbursed for a period of up to three years from the date on which the Advisor reduced its compensation or assumed expenses for the Fund. The Fund will make repayments to the Advisor only if such repayment does not cause the annual Fund operating expenses (after the repayment is taken into account) to exceed both (1) the expense cap in place when such amounts were waived or reimbursed and (2) the Fund’s current expense limitation. Target Fund fees waived and expenses reimbursed by Touchstone Advisors prior to the closing of the Reorganization may not be recouped by Touchstone Advisors following the closing of the Reorganization.
Comment 22 — In the average annual total return table included under the heading “Summary” with respect to the question titled “How do the Funds’ performance records compare”, please disclose that the information shows how the Target Fund and Acquiring Fund’s performance compares with the returns of an index that measures broad market performance.
Response to Comment 22 — The Trust will make the requested change.
Comment 23 — Under the heading “Summary” with respect to the question titled “Will there be any repositioning costs,” we note that 99% of the Target Fund’s portfolio is expected to be repositioned. Please disclose any related tax impacts of the repositioning.
Response to Comment 23 — Consistent with the Trust’s response to Comment 12 above, the Trust will incorporate the relevant tax disclosure.
Comment 24 — Under the heading “Comparison of Investment Goals, Principal Investment Strategies and Risks” with respect to the section titled “Investment Goals and Principal Investment Strategies”, please include cell lines on the tables and re-format the table, if needed, for better readability.
Response to Comment 24 — The Trust will make the requested change.
Comment 25 — Under the heading “Information About the Reorganization” with respect to the section titled “Reasons for the Reorganization,” please confirm that the Board considered all material adverse factors.
Response to Comment 25 — The Trust so confirms.
Comment 26 — Under the heading “Information About the Reorganization” with respect to the section titled “Material Federal Income Tax Consequences,” please clearly state that the tax-free nature of the Reorganization is a non-waivable condition of the Reorganization.
Response to Comment 26 — The Trust will make the requested change.

Comment 27 — Under the heading “Information About the Reorganization” with respect to the section titled “Pro Forma Capitalization,” please consider providing the information as of a more recent date.

Response to Comment 27 — The Trust respectfully references its response to Comment 14 above. The Trust respectfully declines to change the date of the pro forma capitalization table as the table currently provides information as of the end of the Acquiring Fund’s most recent fiscal year.
Comment 28 — Please confirm that the final Agreement and Plan of Reorganization will be filed and please confirm the Plan’s formatting prior to filing.
Response to Comment 28 — The Trust so confirms.
Comment 29 — In Exhibit B, please provide a narrative explanation of the differences between each Fund’s fundamental investment limitations.
Response to Comment 29 — The Trust respectfully notes that such narrative explanation is included in the far right column of the table disclosing and comparing the Funds’ fundamental investment limitations. The Trust respectfully submits that its current disclosure appropriately compares the key differences of each limitation in an investor-friendly, narrative manner.
Comment 30 — Please provide the information contemplated by Exhibit C in the amended filing.
Response to Comment 30 — The Trust confirms it will provide such information.

_____________________________________________________

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:     Meredyth A. Whitford-Schultz, Secretary of the Trust
    Clair E. Pagnano, Partner, K&L Gates LLP